UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

___________________

Commission File Number: 001-38714

STONECO LTD.

(Exact name of registrant as specified in its charter)

4th Floor, Harbour Place

103 South Church Street, P.O. Box 10240

Grand Cayman, KY1-1002, Cayman Islands

+55 (11) 3004-9680

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

STONECO LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-230629) of StoneCo Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

StoneCo Ltd. Announces New Independent Member of Board of Directors and Audit Committee

May 27, 2020

George Town, Grand Cayman, May 27, 2020 -- StoneCo Ltd. (NASDAQ: STNE) (“Stone” or the “Company”) announced that its Board of Directors resolved, on its meeting of May 21, 2020, to appoint Mrs. Luciana Ibiapina Lira Aguiar to the Board of Directors, effective immediately, and at the same meeting, elected to the Audit Committee, as replacement for Mr. Ali Mazanderani, who stepped out of the Audit Committee, but remained, nonetheless, as a member of the Board of Directors. Ms. Aguiar is independent under the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”) and the listing standards of the Nasdaq Stock Market.

Mrs. Aguiar has over 25 years of professional experience in tax law. Prior to joining the board of directors of Stone, Mrs. Aguiar was the managing partner of law firm Bocater, Camargo, Costa e Silva Advogados for over 3 years and a tax lawyer for law firm Mariz de Oliveira e Siqueira Campos Advogados for 2 and half years . Mrs. Aguiar was previously a tax partner at PwC, from 1994 to 2012, where she was responsible for tax audit and tax consulting, with relevant knowledge of auditing standards, tax and accounting legislation, regulation of publicly-held companies. Mrs. Aguiar is Professor of Tax Law courses at GVlaw - FGV Direito - São Paulo, and holds bachelor degrees in Law, Economic Sciences and Accounting Sciences from Pontifícia Universidade Católica de São Paulo and a Master degree in Tax Law from Fundação Getúlio Vargas.

With Mrs. Aguiar’s appointment, Stone’s current Board members are Mr. André Street, Mr. Eduardo Cunha Monnerat Solon de Pontes, Mr. Thomas A. Patterson, Mr. Ali Mazanderani, Mr. Roberto Moses Thompson Motta, Mr. Sílvio José Morais and Mrs. Aguiar.

The Audit Committee consists of three members, namely Mr. Roberto Moses Thompson Motta, Mr. Sílvio José Morais and Mrs. Aguiar, who satisfy the criteria of audit committee financial expert as set forth under the applicable rules of the SEC.

About Stone

Stone is a leading provider of financial technology solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Contact:

Investor Relations

investors@stone.co

https://investors.stone.co/

Source: StoneCo Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

StoneCo Ltd.

By:	/s/ Thiago dos Santos Piau
	Name:	Thiago dos Santos Piau
	Title:	Chief Executive Officer

Date: May 27, 2020